The Aegis Funds
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

July 26, 2024

VIA EDGAR TRANSMISSION

Mr. Brian Szilagyi
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Aegis Funds (the “Trust” or “Registrant”)
File Nos.: 333-106971 and 811-21399

Dear Mr. Szilagyi:

This correspondence responds to the recent comments of the staff of the Commission (the “Staff”) with respect to the Form N-CSR and registration statement filings for the following series of the Trust (the “Fund”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR Filing Date	Registration Statement Filing Date
Aegis Value Fund	December 31, 2023	March 8, 2024	April 26, 2024

The Fund’s responses to the comments follow below. For your convenience in reviewing the responses, the Staff’s comments are set forth below in bold typeface and are immediately followed by the Fund’s responses. Capitalized terms used in this response letter, but not otherwise defined herein, shall have the same meanings set forth in the Annual Report included in the Form N-CSR filing referenced above.

1.Staff Comment 1: The Staff notes that on page 33 of the Fund's Annual Report, the Registrant states that, "Information regarding how the Fund voted proxies, if any, relating to portfolio securities during the most recent 12-month year ended December 31 is available upon request...." The Staff notes the period should be the most recent 12-month period ended June 30th, and going forward, this disclosure should be updated to conform with the requirements of Item 27(d)(5) of Form N-1A.

Response 1: The Registrant will provide in future shareholder reports the applicable statement required by Item 27(d)(5) of Form N-1A.

2.Staff Comment 2: The Management's Discussion of Fund Performance for the Aegis Value Fund in the most recent Form N-CSR does not contain a statement accompanying the graph and table stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions

Securities and Exchange Commission
July 26, 2024

or the redemption of fund shares. Please confirm that the Fund will comply with the disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A going forward.

Response 2: The Registrant notes that the following disclosure is included on page 6 of the above-referenced Form N-CSR filing in connection with the Fund’s hypothetical performance graph: “The growth of $10,000 chart reflects the performance of a hypothetical $10,000 investment made in the Fund for the period noted. It assumes the reinvestment of dividends and capital gains but does not reflect the deduction of taxes that a shareholder would pay on dividends or capital gain distributions. This chart does not imply any future performance… Past performance does not guarantee future results.” The Registrant will provide the statement required by Item 27(b)(7)(ii)(B) of Form N-1A, as applicable, in future shareholder report filings.

3.Staff Comment 3: The Staff notes that the Registrant did not include a statement accompanying the "Average Annual Returns" table stating that past performance does not predict future performance and that the table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Please confirm the Registrant will comply with Item 27(b)(7)(ii)(B) of Form N-1A going forward.

Response 3: The Registrant notes that, in addition to the disclosure referenced above in response to Staff Comment 2, the following disclosure is included on page 2 of the above-referenced Form N-CSR filing in connection with the Fund’s average annual returns table: “Performance data quoted represents past performance… Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.” The Registrant will provide the statement required by Item 27(b)(7)(ii)(B) of Form N-1A, as applicable, in its future shareholder report filings.

4.Staff Comment 4: Section 6(a) of the Securities Act of 1933 requires filings to be signed by the principal executive officer, principal financial officer and a majority of the Trustees. The Registrant's Form N-CSR filing, however, was signed by the President and Treasurer. Please confirm in correspondence that those that signed are the principal executive officer and principal financial officer as required under Section 6(a). Please also confirm that such titles will be included in the signed certifications moving forward.

Response 4: The Registrant supplementally confirms that the two individuals that signed the Form N-CSR filing, Mr. Scott L. Barbee and Mr. Justin P. Harrison, are the referenced officers of the Registrant. The Registrant undertakes to include the referenced titles of the executing officers in future filings.

5.Staff Comment 5: Please enhance Management’s Discussion of Fund Performance to include a broader discussion of the factors that materially affected performance during the most recent fiscal year. See Item 27(b)(7) of Form N-1A.

Securities and Exchange Commission
July 26, 2024

Response 5: In accordance with the Staff’s comment, the Fund will consider including a broader discussion of the factors materially affecting the Fund's performance going forward.

6.Staff Comment 6: The Staff notes that the Advisor may recoup any previously waived amount from the Fund pursuant to the expense limitation agreement. Please supplementally advise if the recoupment period is limited to three years from the date that the recouped expenses were waived (or incurred) and disclose the amounts subject to recoupment by year in the notes to financial statements going forward. The Staff references: (1) ASC 946-20-05-8 and (2) AICPA Audit Risk Alert Investment Company Industry Development 2013/14.

Response 6: The Registrant references Note 3 of the Notes to Financial Statements included in the Form N-CSR filing, which states:

“The Fund and the Advisor have also entered into an expense limitation agreement which shall remain in force through April 30, 2024, that provides for an advisory fee waiver and expense reimbursement from the Advisor if the Fund’s expenses, exclusive of taxes, interest, fees incurred in acquiring or disposing of portfolio securities, and extraordinary expenses, exceeds 1.50% for the Class I, of the Fund’s average daily net assets. During the year ended December 31, 2023, the Advisor recovered fees of $93,100 and did not waive fees.

The Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the expense limitation agreement provided that such repayment does not cause the Fund’s expenses, exclusive of brokerage costs, interest, taxes, dividend and extraordinary expenses, to exceed 1.50% for Class I and the repayment is made within three years from the month in which the Advisor incurred the expense. As of December 31, 2023, the Advisor had recovered all fees that had previously been waived.”

The Registrant will disclose the recoupment period and amounts subject to recoupment, as applicable, in future filings.

7.Staff Comment 7: The Staff notes that the Fund underwent a change in the Fund’s independent registered public accountant. Although the financial statements did include the required change in accountant disclosure, it does not appear that the Fund filed a letter of the former auditor as required by Item 13(a)(4) of Form N-CSR. See IM-DCFO 1998-04 Change in Independent Public Accountants and IM-DCFO 2019-02 Dear CFO Letter, November 22, 2019.

Response 7: The Registrant confirms that the Form N-CSR will be amended to include the required letter of the former auditor.

8.Staff Comment 8: The Staff notes that the last column of the table included under “Board of Trustees” in the “Management of the Fund” section of the SAI does not include complete responses to each Trustees "Other Directorships Held

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July 26, 2024

by Trustee During the Past 5 Years". Please revise the information in this column of the table in accordance with the instructions of Item 17(a)(1) of Form N-1A.

Response 8: The Registrant confirms that Messrs. Matta and Bacas have not held directorships during the past 5 years that would require reporting in the last column of the table referenced above. The Registrant notes that that negative answers may be omitted from Form N-1A, per Rule 495(c) under the Securities Act of 1933. Nevertheless, the Registrant undertakes to update the table to include “None” in the last column of the table in future filings, as applicable.

If you have any questions regarding the enclosed, please do not hesitate to contact Justin P. Harrison at (571) 250-0054 or Carl Gee at carl.gee@usbank.com or (414) 516-1716.

Very truly yours,

/s/ Justin P. Harrison
Justin P. Harrison
Treasurer/Principal Financial Officer
THE AEGIS FUNDS

/s/ Carl Gee
Carl Gee
For U.S. Bank Global Fund Services

cc:    Scott L. Barbee, The Aegis Funds
Paul Miller, Seward & Kissel LLP